

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2024

Tyler Loy
Chief Financial Officer
The ONE Group Hospitality, Inc.
1624 Market Street, Suite 311
Denver, CO 80202

> **Re: The ONE Group Hospitality, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2023**
> **File No. 001-37379**

Dear Tyler Loy:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services